Exhibit 1

For filings with the FSA include the annex
For filings with issuer exclude the annex

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	WPP plc
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	YES
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	Massachusetts Financial Services Company
4. Full name of shareholder(s) (if different from 3.):iv	MFS invests in securities of the issuer on behalf of its various mutual funds and institutional clients.
5. Date of the transaction and date on which the threshold is crossed or reached: v	3 May 2010
6. Date on which issuer notified:	5 May 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
JE00B3DMTY01	81,430,027	81,430,027			62,512,490		4.98%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
						Nominal	Delta

Total (A+B+C)
Number of voting rights			Percentage of voting rights
62,512,490			4.98%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi

WPP PLC – B3DMTY0
Holdings as of 3 May 2010
Entity Holding Percentage Held
MFS Investment Management (MFS) 24,669,896 1.96%
MFS Heritage Trust Company (MFSHE) 314,181 0.02%
MFS Institutional Advisors, Inc. (MFSI) 14,271,084 1.14%
MFS International Ltd. (MIL) 4,090,353 0.33%
MFS International (U.K.) Limited (MIL U.K.) 11,855,607 0.94%
MFS International Management K.K. (MIM K.K.) 5,098,147 0.41%
MFS Investment Management (Lux) S.A. (MIM Lux) 2,213,222 0.18%
Notifiable Interest 62,512,490 4.98%
Shares Outstanding 1,255,656,885

Proxy Voting:
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:
14. Contact name:	Marie Capes, WPP plc
15. Contact telephone number:	020 7408 2204